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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cambior Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13201L103

(CUSIP Number)

Tamisuke Matsufuji
President and Chief Executive Officer
Jipangu Inc.
3-6-9 Kita-Shinagawa
Shinagawa-Ku
Tokyo, Japan
011-(81) 3-3474-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 13201L103	Page 1 of 4 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jipangu Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
Not Applicable
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 29(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 44,611,194** 8 SHARED VOTING POWER Not Applicable 9 SOLE DISPOSITIVE POWER 44,611,194** 10 SHARED DISPOSITIVE POWER Not Applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,611,194**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.9%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**     Includes 4,950,000 shares of common stock, without par value (“Cambior Common Shares”), of Cambior Inc. acquired by Jipangu Inc. pursuant to the exercise of warrants on November 28, 2002.

Item 1. Security and Issuer

          This Amendment No. 2, dated December 11, 2002 (this “Amendment”), to the Statement on Schedule 13D dated December 11, 2001, as amended by Amendment No. 1 dated December 12, 2002 (as amended, the “Original Statement”) relates to common stock, without par value (“Cambior Common Shares”), of Cambior Inc., a Quebec corporation (“Cambior”). The information set forth herein amends and supplements the information set forth in the Original Statement. The principal executive offices of Cambior are located at 1111 St. Charles Street West, East Tower, Suite 750, Longueil, Quebec, Canada, J4K 5G4.

          The Cambior Common Shares are beneficially owned by Jipangu Inc., a Japanese corporation (“Jipangu”), are held of record by Jipangu.

Item 2. Identity and Background

          (a)-(c); (f) This statement is being filed by Jipangu. The principal business and principal office of Jipangu are located at 3-6-9 Kita-Shinagawa, Shinagawa-Ku,Tokyo, Japan. Jipangu is a Japanese corporation with interests in various gold mining and production companies around the world.

          The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Jipangu is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated thereon.

          (d)-(e) During the last five years, neither Jipangu nor, to the knowledge of Jipangu, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violators of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

          Jipangu acquired the Cambior Common Shares for the purpose of investment. Jipangu may make future purchases of Cambior Common Shares or other Cambior equity instruments from time to time and may dispose of any or all of the Cambior Common Shares owned by it at any time. Jipangu has no plans which relate to or could result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. While Jipangu may, at any time and from time to time, formulate plans or proposals with respect to any of such actions, Jipangu has no present intention of doing so.

Item 5: Interest in Securities of the Issuer

          (a) and (b) Jipangu is the beneficial owner of 44,611,194 Cambior Common Shares, representing approximately 27.9% of the Cambior Common Shares issued and outstanding.

          To the best of Jipangu’s knowledge, none of the officers or directors of Jipangu own any Cambior Common Shares.

          (d) Jipangu holds all rights associated with the 44,611,194 Cambior Common Shares, including the right to receive dividends on such stock.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2002	JIPANGU INC.

	By	/s/ Tamisuke Matsufuji

Tamisuke Matsufuji
President and Chief Executive Officer

SCHEDULE I

DIRECTORS AND OFFICERS OF JIPANGU INC.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Jipangu is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is c/o Jipangu Inc., 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, Japan.

Present and Principal Occupation
Name and Citizenship	or Employment

Directors

Tamisuke Matsufuji	President and Chief Executive Officer
Japanese

Kazuo Shuto	Director and Chief Geologist
Japanese

Manabu Kameda	Chief Corporate Administrator and Secretary
Japanese

Kimihisa Suzuki	Nonexecutive Director

Officers

Tamisuke Matsufuji	President and Chief Executive Officer
Japanese

Manabu Kameda	Chief Corporate Administrator and Secretary
Japanese